Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF PETRO-CANADA

The Annual Meeting will be held on Tuesday, April 25, 2006, at 11:00 a.m. (MDT) in the Theatre at the Glenbow Museum, 130 - 9 Avenue S.E., Calgary, Alberta.
The Annual Meeting will have the following purposes:

    to elect the Board of Directors of the Company until the close of the next Annual Meeting;
    to receive the Consolidated Financial Statements of the Company for the year ended December 31, 2005, and the auditors’ report on those statements;
    to elect the Board of Directors of the Company until the close of the next Annual Meeting;
    to appoint Deloitte & Touche LLP as auditors of the Company until the close of the next Annual Meeting; and
    to transact such other business as may properly be brought before the meeting.
The Management Proxy Circular provides detailed information relating to the matters to be dealt with at the Annual Meeting and forms part of this Notice.

Shareholders who cannot attend the Annual Meeting in person, or who are attending but prefer the convenience of expressing their vote in advance, may vote by proxy. To be effective, the completed Form of Proxy must be received by the Company’s transfer agent and registrar, CIBC Mellon Trust Company (CIBC Mellon), at 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1, by 11:00 a.m. (MDT) on Friday, April 21, 2006, or, if the Annual Meeting is adjourned, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the adjourned meeting.

Shareholders registered at the close of business on March 8, 2006 will be entitled to receive notice of and vote at the Annual Meeting.

By order of the Board of Directors of Petro-Canada,

Hugh L. Hooker
Associate General Counsel and Corporate Secretary

Calgary, Alberta
March 7, 2006